Exhibit 3.2
STATE OF DELAWARE
CERTIFICATE OF CORRECTION
OncoGenex Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,
DOES HEREBY CERTIFY:
1.	The name of the corporation is OncoGenex Pharmaceuticals, Inc.
2.	A Certificate of Amendment of Certificate of Incorporation (the “Certificate of Amendment”) was filed with the Secretary of State of Delaware on May 7, 2004 and said Certificate of Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.
3.	The inaccuracy or defect to be corrected in said Certificate of Amendment is as follows:
The third paragraph of said Certificate of Amendment is inaccurate because it inadvertently stated that the “first two sentences” of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation were to be amended, rather than just the “first sentence”.
4.	The third paragraph of said Certificate of Amendment is corrected to read as follows:
RESOLVED, that the first sentence of the text of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation be amended to read as follows:
“This Corporation is authorized to issue two classes of stock to be designated respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of stock which the Corporation shall have authority to issue is 80,000,000, of which (i) 75,000,000 shares shall be designated Common Stock and shall have a par value of $.001 per share; and (ii) 5,000,000 shares shall be designated Preferred Stock and shall have a par value of $.001 per share.”
IN WITNESS WHEREOF, OncoGenex Pharmaceuticals, Inc., has caused this Certificate of Correction to be signed by Stephen Anderson, its Chief Financial Officer and Secretary, this 9th day of March, 2009.

By:	s/ STEPHEN ANDERSON
Stephen Anderson
Chief Financial Officer and Secretary